Annual Report

Cover Page

Name of issuer:

POWERHANDZ Inc

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: TX
Date of organization: 11/21/2013

Physical address of issuer:

2633 Mckinney Ave Ste 130-255
Dallas TX 75204

Website of issuer:

http://www.POWERHANDZ.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$369,474.00	$517,249.00
Cash & Cash Equivalents:	$118,191.65	$225,651.10
Accounts Receivable:	$43,264.73	$82,104.38
Short-term Debt:	$107,000.00	$387,080.67
Long-term Debt:	$380,000.00	$369,000.00
Revenues/Sales:	$264,975.00	$362,000.00
Cost of Goods Sold:	$105,315.00	$366,702.59
Taxes Paid:	$0.00	$0.00
Net Income:	($275,185.00)	($212,410.86)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

POWERHANDZ Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Darnell Jones	Co-Founder	POWERHANDZ	2013
Danyel Surrency Jones	CEO	POWERHANDZ	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Darnell Jones	President	2013
Darnell Jones	Founder	2013
Danyel Surrency Jones	CEO	2013

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Danyel Surrency Jones	6920000.0 Common Stock	74.6

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Possible Loss of Entire Investment. A prospective Investor in the Offering should be aware that, if the Company is not successful in achieving its goals and attaining profitable operations, any investment in the Company may be lost.

Operating Losses and Uncertainty of Future Profitability. There can be no assurance that the Company will achieve profitability. The Company will depend upon funds raised from the sale of its stock and additional financings to finance its operations. The Company believes these amounts will be sufficient to finance its operations. However, no assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

Start-Up Venture. The Investor acknowledges that (i) the Company is a start-up company with limited financial and operating history; (ii) a start-up venture is inherently risky and speculative; and (iii) to succeed, the Company will need to attract additional capital and additional personnel, and there can be no assurances that the Company will be able to attract the needed capital and personnel.

Proprietary Technologies. The Company's ability to compete will depend in significant part on the proprietary nature of its technologies and the Company Intellectual Property.

Privacy and Security Risk. The Company regards data privacy and security a top priority. The Company also intends to deploy a hardened and secure technical infrastructure. There can however be no assurances that hackers will not develop and deploy viruses, worms, and other malicious software that may improperly gain access to sensitive customer information or negatively impact the operation of the Company's application.

Preferred Distributions. Other than the preferred distributions underlying the Securities and the parallel Series Seed-2 Preferred shares, currently, there are no preferred distributions.

Possible Unintentional Violation of Third Party Intellectual Property Rights.

The Company believes all Company Intellectual Property is free of claims of third parties, either because the intellectual property was developed by the Company and its founders, is duly licensed from third parties, or because it is in the public domain as freely available for anyone to use. However, it is always possible a third party could allege one or more of the Company's products or services violate intellectual property rights of the third party. Even in the case of technology originally developed by the Company or its founders, no assurance can be given that a third party has not simultaneously developed the same or similar technology. A challenge to the Company's ability to use a third party's or its own intellectual property could materially adversely affect the Company's ability to operate and to become profitable.

Dependence on Key Personnel. The Company currently benefits from the services of its founder, Danyel Surrency Jones. The unexpected loss or departure of any founder or any key officer would be detrimental.

Changes in Governmental Regulations. Governmental authorities could issue new laws, regulations, controls or similar requirements that are not presently anticipated and which affect the industries on which the Company expects to rely for much of its revenue. The Company is not able to predict the impact of any such laws, regulations, controls or requirements on its operations, and any significant new regulatory burdens stemming from such changes could have a material adverse effect on the Company's financial condition and the value of the Securities.

Resale Restrictions. There is presently no sustained, active market for the Securities nor is there any assurance that any such market will develop. Moreover, the Securities may not be sold unless compliance with the registration provisions of the Securities Act has been made or unless availability of an exemption from such registration provisions has been established. Additionally, any transfer or resale of the Securities is subject to and must be in accordance with the terms and conditions of the Ancillary Documents.

Projections. Projections concerning the business or financial affairs of the Company which may be provided to prospective Investors are for illustrative purposes only. These projections are based upon assumptions that management of the Company believes to be reasonable. However, there can be no assurance that actual events will correspond to the assumptions, and the projections should be viewed merely as financial possibilities based on the assumptions stated and not as a prediction or guarantee of future performance. The assumptions upon which these projections are based should be carefully reviewed by each prospective Investor. Projections or conclusions regarding the financial condition of the Company, including projections regarding the profitability of the Company, may be substantially adversely affected by variances from the assumptions made by the Company.

Limited Participation in Management. The Board has full authority to manage the business and affairs of the Company. Such authority is subject to certain duties of care and loyalty applicable to the Board generally and subject to the provisions of the Ancillary Documents.

Withdrawal of Management. The Board and officers of the Company may withdraw at any time. Withdrawal of one or more of the members of the Board or officers could leave the Company lacking critical leadership.

Arbitrary Determination of Price. The Company has determined the Purchase Price on its own valuation analysis. Such price does not necessarily bear any relationship to the Company's present or anticipated assets or book value.

Planned Dilution. *The Company may sell and issue additional securities in subsequent offerings to be able to fund ongoing operations*. Issuance of additional securities of the Company pursuant to such offerings may result in dilution to the Investors and the then-existing Stockholders.

Possible Subordination of Interests. The Company may borrow money and pledge assets to provide working capital. In such a case the interests of the Investors may be subordinated to the interests of such creditors.

Management Indemnification. The Company will indemnify each member of the Board and officer of the Company against losses sustained by the Board and officers in connection with the Company to the maximum extent allowable under Texas law. The Securities and Exchange Commission generally considers indemnification for liabilities arising out of the Securities Act contrary to public policy and therefore is unenforceable.

Competition. There is competition in the marketplace. Competitors may be well capitalized and quickly build a competitive offering, or purchase a small competitor and provide that competitor with substantial resources to develop a competing product. Further, if a company desires to compete with the Company, there are no significant barriers to entry.

Catastrophic Events. The Company's success can also be adversely affected by catastrophic events. Such events, in the case of this venture, can include an economic downturn that leads to a cessation of revenues.

Systems Interruptions. The satisfactory performance, reliability and availability of the Company's information systems, website, technology platform and network infrastructure are critical to its operation and ability to perform efficiently. Any future systems interruption that results in the unavailability of the Company's systems could negatively affect the Company's revenues and results of operations.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	15,000,000	10,229,185	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	1,099,774

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	12/16/16
Amount	$30,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	12/16/18

This convertible note will convert into this series A round we are in currently.

Convertible Note

Issue date	06/06/17
Amount	$350,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	06/06/18

The maturity date has passed but we have confirmed with the Noteholders that this convertible note will convert into this Series A round we are in currently.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2016	Section 4(a)(2)	Convertible Note	$30,000	General operations
6/2017	Section 4(a)(2)	Convertible Note	$350,000	General operations
4/2019	Regulation Crowdfunding	Priced Round	$74,568	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

POWERHANDZ is a global athletic training and rehabilitation product tech company that designs innovation to improve overall performance.

We create products that focus on increasing performance, injury prevention and the injury recovery process.
Our products have been sold to thousands of youth and professional athletes, coaches and skill trainers in over 85 countries.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Darnell Jones, certify that:

(1) the financial statements of POWERHANDZ Inc included in this Form are true and complete in all material respects ; and

(2) the tax return information of POWERHANDZ Inc included in this Form reflects accurately the information reported on the tax return for POWERHANDZ Inc filed for the fiscal year ended 2017.

Darnell Jones
Co-Founder

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Danyel Surrency Jones
- Darnell Jones

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Powerhandz Priced Round

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Danyel Surrency Jones
- Darnell Jones

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

POWERHANDZ Inc

By

Danyel Surrency Jones

CO-Founder / CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Danyel Surrency Jones

CO-Founder / CEO

6/18/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.